Exhibit 99.1

MingYang Secured a Purchase Order of 49.5MW for a Wind Farm Project in Pakistan

ZHONGSHAN, China, Aug. 6, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced that it has signed a wind turbine purchase agreement with a Chinese state-owned enterprise to provide wind turbines to its wind farm project located in Pakistan with a total capacity of 49.5MW.

Pursuant to the purchase agreement, Ming Yang will deliver 33 units of 1.5MW wind turbines (model: MY1.5-82/80IIIA) in three batches starting from September 2015 and will provide five-year complimentary warranty services after the installation.

The Chinese state-owned enterprise plans to build its wind farm project in Sindh Province of Pakistan and it is one of the first initiatives launched in that region under the “One Belt, One Road” framework, a development strategy initiated by China in an effort to enhance connectivity and cooperation among countries primarily in Eurasia. The wind power project, which is currently estimated to commercially launch in June 2016, is expected to help alleviate the power shortage issues in that region.

Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang commented: “We are excited to participate in this overseas project under the ‘One Belt, One Road’ initiative. Back in 2014 when President Xi Jinping announced the policy and called for more cooperation between countries in Asia, we realized that it would generate great opportunities for our industry, including Ming Yang, and we began to strategically target overseas energy projects developed by Chinese companies. Leveraging our strong track record and product quality, we were able to secure this project which marks a new milestone in Ming Yang’s history. I firmly believe that this project is just the beginning, and we are looking forward to more overseas opportunities as we continue expanding our presence overseas.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

+1-646-454-8640

ir@mywind.com.cn

http://ir.mywind.com.cn